FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: May 14, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

WHEATON RIVER MINERALS LTD

First Quarter Report

March 31, 2004

Management’s Discussion and Analysis of Results of

Operations and Financial Condition
Three months ended March 31, 2004

This Management’s Discussion and Analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended March 31, 2004 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.  In addition, the following should be read in conjunction with the 2003 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form/40F on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  All figures are in United States dollars unless otherwise noted.  This Management’s Discussion and Analysis has been prepared as of May 10, 2004.

FIRST QUARTER HIGHLIGHTS

-

Record net earnings of $33.7 million ($0.06 per share) for the three months, compared with $4.1 million ($0.02 per share) in 2003.

-

Operating cash flows of $61.8 million for the three months (2003 - $9.8 million).

-

Sales of 156,500 gold equivalent ounces and 42.9 million pounds of copper (2003 – 55,600 gold equivalent ounces and 3.6 million pounds of copper).

-

Total cash costs of minus $67 per gold equivalent ounce (2003 - $175).

-

Cash and cash equivalents at March 31, 2004 of $173.8 million (December 31, 2003 - $151.9 million).

-

Amapari acquisition finalized.

-

Wheaton and IAMGold Corporation announce a proposed business combination to create one of the ten largest gold producers in the world, to be named Axiom Gold Corporation.

OVERVIEW

Wheaton River Minerals Ltd. (“Wheaton” or the “Company”) is a growth-oriented precious metals mining company with operations in Mexico, Argentina, Brazil and Australia.

During 2002,  Wheaton acquired the Luismin gold/silver mines in Mexico, followed by the 2003 acquisition of a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina and 100% of the Peak gold mine in Australia.  In addition, the Company acquired the Los Filos gold project in Mexico and in January, 2004, the Amapari gold project in northern Brazil.

On March 30, 2004, the Company announced a proposed combination with IAMGold Corporation (“IAMGold”) that will be completed by way of a plan of arrangement whereby each share of the Company will be exchanged for 0.55 of an IAMGold share.  As a result of the proposed transaction, the combined company will be held 68% by existing Wheaton shareholders and 32% by existing IAMGold shareholders (74% and 26% respectively, on a fully diluted basis).  The combination is subject to receipt of all requisite regulatory approvals, third party consents and other conditions customary in transactions of this nature.  The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the shareholders of IAMGold.  The shareholder meetings will be held on June 8, 2004, with the transaction expected to close shortly thereafter.  In certain circumstances, including if the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder, then the party which accepted the superior proposal will be required to pay a fee equal to three percent of its market capitalization to the other party.

Summarized Financial Results

	March 31		December 31		September 30		June 30
	2004	2003	2003	2002	2003	2002	2003	2002
(Notes 2, 3 and 4)
Sales ($000’s)	$114,134	$17,257	$103,420	$17,938	$63,142	$15,840	$28,814	$915
- Gold (ounces)	129,700	35,100	136,200	32,300	105,400	25,900	92,600	1,500
- Silver (ounces)	1,612,900	1,561,900	1,475,900	1,672,200	1,515,900	1,445,800	1,500,500	90,900
- Gold equivalent (ounces) (Note 1)	156,500	55,600	156,000	55,600	126,100	47,800	112,400	2,900
- Copper (lbs)	42,879,500	3,551,000	53,731,500	-	28,296,800	-	28,139,400	-
Net earnings ($000’s)	$33,671	$4,064	$27,818	$2,577	$14,689	$949	$11,088	$1,814
Earnings per share - basic	$0.06	$0.02	$0.06	$0.01	$0.03	$0.01	$0.03	$0.02
- diluted	$0.05	$0.02	$0.05	$0.01	$0.03	$0.01	$0.03	$0.02
Cash flow from operations ($000’s)	$61,848	$9,752	$64,483	$5,631	$31,453	$(2,663)	$20,990	$2,443
Average realized gold price ($’s per ounce)	$412	$347	$385	$323	$366	$331	$353	$299
Average realized silver price ($’s per ounce)	$6.78	$4.64	$5.29	$4.51	$5.00	$4.60	$4.61	$4.47
Average realized copper price ($’s per lb)	$1.33	$0.68	$0.96	$-	$0.81	$-	$0.74	$-
Total cash costs (per gold equivalent ounce) (Note 5)	$(67)	$175	$(39)	$186	$98	$182	$90	$176
Cash and cash equivalents ($000’s)	$173,814	$20,540	$151,978	$22,936	$128,037	$18,953	$55,140	$22,310
Total assets ($000’s)	$1,039,387	$377,267	$891,005	$152,098	$711,648	$150,933	$618,419	$159,117
Long-term debt ($000’s)	$132,783	$-	$122,423	$-	$152,342	$-	$177,342	$-
Shareholders’ equity ($000’s)	$679,901	$314,900	$556,118	$108,054	$436,773	$105,481	$331,038	$103,162

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months ended March 31, 2004, the equivalency ratio was 60 ounces of silver equals one ounce of gold sold (March 31, 2003 – 76).

(2)

Includes Peak’s results from March 18, 2003 onwards.

(3)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)

Includes Luismin’s results from June 19, 2002 onwards.

(5)

The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

Net earnings for the three months ended March 31, 2004 totaled $33,671,000 ($0.06 per share), on sales of $114,134,000.  The comparable period in 2003 included the operating results of Luismin and two weeks of Alumbrera and Peak, with net earnings of $4,064,000 ($0.02 per share) on sales of $17,257,000.

RESULTS OF OPERATIONS

	Three Months Ended March 31, 2004
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
	(Note 1)	(Note 2)	(Note 4)
Sales ($000’s)	$23,715	$15,307	$75,112	$-	$-	$114,134
- Gold (ounces)	32,400	33,400	63,900	-	-	129,700
- Silver (ounces)	1,612,900	-	-	-	-	1,612,900
- Gold equivalent (ounces) (Note 1)	59,200	33,400	63,900	-	-	156,500
- Copper (lbs)	-	2,592,200	40,287,300	-	-	42,879,500
Net earnings (loss) ($000’s)	$5,641	$3,238	$30,849	$108	$(6,165)	$33,671
Average realized gold price ($’s per ounce)	$410	$405	$417	$-	$-	$412
Average realized silver price ($’s per ounce)	$6.78	$-	$-	$-	$-	$6.78
Average realized copper price ($’s per lb)	$-	$1.29	$1.33	$-	$-	$1.33
Total cash costs (per gold equivalent ounce)	$170	$217	$(435)	$-	$-	$(67)

	Three Months Ended March 31, 2003
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
	(Note 1)	(Note 2)	(Notes 3 and 4)
Sales ($000’s)	$15,653	$1,604	$-	$-	$-	$17,257
- Gold (ounces)	25,600	4,800	4,700	-	-	35,100
- Silver (ounces)	1,561,900	-	-	-	-	1,561,900
- Gold equivalent (ounces) (Note 1)	46,100	4,800	4,700	-	-	55,600
- Copper (lbs)	-	-	3,551,000	-	-	3,551,000
Net earnings (loss) ($000’s)	$3,313	$(121)	$516	$-	$356	$4,064
Average realized gold price ($’s per ounce)	$353	$331	$301	$-	$-	$347
Average realized silver price ($’s per ounce)	$4.64	$-	$-	$-	$-	$4.64
Average realized copper price ($’s per lb)	$-	$-	$0.68	$-	$-	$0.68
Total cash costs (per gold equivalent ounce)	$185	$330	$(81)	$-	$-	$175

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months ended March 31, 2004 the equivalency ratio was 60 ounces of silver equals one ounce of gold sold (March 31, 2003 - 76).

(2)

Peak results include the Company’s 100% interest from March 18, 2003 onwards.  The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(3)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results from March 18, 2003 onwards.  During the first quarter of 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera in 2004 would be $111 per ounce of gold and $0.48 per pound of copper.

OPERATIONAL REVIEW

Luismin Mines

	March 31 2004	December 31 2003	September 30 2003	June 30 2003	March 31 2003
- Ore mined (tonnes)	180,800	181,800	186,300	184,500	189,800
- Ore milled (tonnes)	209,800	176,000	182,800	181,900	183,900
- Grade (grams/tonne) - Gold	5.19	5.21	5.01	4.54	4.43
- Silver	266.00	291.15	285.88	288.92	291.23
- Recovery (%) - Gold	94	97	97	96	96
- Silver	90	90	91	91	90
- Production (ounces) - Gold	32,700	28,100	28,300	25,400	25,100
- Silver	1,615,500	1,483,300	1,520,700	1,527,600	1,554,700
- Gold equivalent (Note 1)	59,100	48,000	49,200	45,600	45,700
- Sales - ($’000’s)	$23,715	$18,343	$17,152	$15,103	$15,653
- Gold (ounces)	32,400	28,100	27,600	25,000	25,600
- Silver (ounces)	1,612,900	1,475,900	1,515,900	1,500,500	1,561,900
- Gold equivalent (ounces) (Note 1)	59,200	47,900	48,300	44,800	46,100
- Net earnings ($’000’s)	$5,641	$577	$4,145	$2,768	$3,313
- Average realized gold price ($’s per ounce)	$410	$393	$366	$350	$353
- Average realized silver price ($’s per ounce)	$6.78	$5.29	$5.00	$4.61	$4.64
- Total cash costs (per gold equivalent ounce)	$170	$179	$180	$200	$185

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months  ended March 31, 2004 the equivalency ratio was 60 ounces of silver equals one ounce of gold sold (March 31, 2003 – 76).

During the first quarter of 2004, the Luismin gold/silver operations in Mexico sold 59,200 gold equivalent ounces, compared with sales of 46,100 gold equivalent ounces in the same period of 2003.  This 28% increase in sales of gold equivalent ounces was primarily due to increased gold grades processed.  In addition, the average realized gold price increased by 16% to $410 per ounce, as compared with the same quarter in 2003, and the average realized silver price increased by 46%, resulting in increased sales from $15,653,000 in 2003 to $23,715,000 in 2004.

Total cash costs were $170 per gold equivalent ounce in the first quarter of 2004, compared with $185 during 2003.  The primary reason for this decrease was the increased gold grades processed.

General and administrative expenses for the first quarter of 2004 were $1,234,000 compared to $1,088,000 in the same period of 2003.

Luismin owns a significant number of exploration properties, several of which are being explored and funded by joint venture partners.  Luismin exploration expense in the first quarter was $285,000 compared with $225,000 in 2003.

Luismin paid no significant cash taxes during the first quarter of 2004.

Peak Mine

	March 31 2004	December 31 2003	September 30 2003	June 30 2003	March 31 2003
					(Note 2)
- Ore mined (tonnes)	178,300	219,200	352,700	247,500	20,000
- Ore milled (tonnes)	170,800	153,100	157,500	157,200	25,300
- Grade - Gold (grams/tonne)	6.44	5.93	7.81	6.56	6.14
- Copper (%)	0.83	0.54	0.53	0.49	-
- Recovery (%) - Gold	91	88	85	87	85
- Copper	82	77	84	67	-
- Production - Gold (ounces)	32,100	25,700	33,600	28,900	4,100
- Copper (lbs)	2,578,900	1,396,800	1,438,100	778,700	-
- Sales - ($’000’s)	$15,307	$10,756	$14,639	$9,475	$1,604
- Gold (ounces)	33,400	26,500	39,200	26,700	4,800
- Copper (lbs)	2,592,200	1,121,100	1,843,000	-	-
- Net earnings (loss) ($’000’s)	$3,238	$2,379	$1,721	$1,298	($121)
- Average realized gold price ($’s per ounce)	$405	$391	$365	$355	$331
- Average realized copper price ($’s per lb)	$1.29	$0.90	$0.80	$-	$-
- Total cash costs (per ounce) (Note 1)	$217	$302	$223	$221	$330

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(2)

Peak results include the Company’s 100% interest from March 18, 2003 onwards.

Peak sold 33,400 ounces of gold and 2.6 million lbs of copper during the three months ended March 31, 2004, compared with 4,800 ounces of gold in the two weeks following acquisition to March 31, 2003.

Total cash costs averaged $217 per ounce (net of by-product copper sales revenue) during the quarter, compared with $330 per ounce during the comparative quarter in 2003.  The 2003 costs were abnormally high, as a result of treating lower grade ore from open pit operations.

No significant cash taxes were paid during the first quarter of 2004.

Alumbrera Mine (Wheaton interest – 37.5%)

(Wheaton’s share only)	March 31 2004	December 31 2003	September 30 2003	June 30 2003	March 31 2003
					(Note 2)
- Ore mined (tonnes)	2,836,900	2,409,000	2,219,300	2,171,700	322,700
- Ore milled (tonnes)	3,171,400	3,415,000	3,043,100	2,235,400	330,800
- Grade - Gold (grams/tonne)	0.80	0.94	0.83	0.81	0.57
- Copper (%)	0.58	0.69	0.67	0.69	0.52
- Recovery (%) - Gold	77	74	73	74	79
- Copper	91	89	89	89	91
- Production - Gold (ounces)	62,800	75,900	59,000	43,300	4,800
- Copper (lbs)	36,512,700	47,098,200	39,895,700	29,912,800	3,457,100
- Sales - ($’000’s)	$75,112	$74,320	$31,351	$4,236	$-
- Gold (ounces)	63,900	81,600	38,600	40,900	4,700
- Copper (lbs)	40,287,300	52,610,400	26,453,800	28,139,400	3,551,000
- Net earnings ($’000’s)	$30,849	$26,015	$8,919	$7,706	$516
- Average realized gold price ($’s per ounce)	$417	$379	$366	$355	$301
- Average realized copper price ($’s per lb)	$1.33	$0.96	$0.81	$0.74	$0.68
- Total cash costs (per ounce) (Note 1)	($435)	$(277)	$(132)	$(112)	($81)

(1)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, first quarter 2004 average total cash costs at Alumbrera would be $111 per ounce of gold and $0.48 per pound of copper.

(2)

Includes with the exception of sales, 25% of Alumbrera’s total operating results from March 18, 2003 onwards.  During the first quarter of 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

Wheaton’s share of Alumbrera’s first quarter 2004 sales amounted to 63,900 ounces of gold and 40.3 million lbs of copper, compared with 4,700 ounces of gold and 3.6 million lbs of copper in the two weeks following acquisition to March 31, 2003.   The 2004 average realized copper price of $1.33 per lb was significantly higher than the 2003 price of $0.68 per lb and was the primary reason for the reduction in 2004 total cash costs, which are presented net of by-product copper sales revenue.

No significant cash taxes were paid in the first quarter of 2004.

Corporate

(in thousands)	March 31 2004	March 31 2003
General and administrative expenses	$(2,441)	$(905)
Interest and finance fees	(1,255)	(1)
Gain on sale of marketable securities	42	786
Foreign exchange (loss) gain	(534)	912
Share purchase option expense	(985)	(84)
Other	(1,172)	115
(Loss) earnings before income taxes	(6,345)	823
Income tax (expense) recovery	180	(467)
Corporate net (loss) earnings	$(6,165)	$356

General and administrative expenses in the first quarter of 2004 totaled $2,441,000 compared with $905,000 in 2003, reflecting the increased level of corporate activity compared with 2003.

Interest and finance fees were $1,255,000 in 2004, as a result of the June 24, 2003 debt financing of the acquisition of an additional 12.5% interest in Alumbrera.  The 2004 foreign exchange loss of $534,000 resulted from the weakening of Canadian dollar denominated cash deposits against the US dollar during the period, whereas in 2003 the Canadian dollar strengthened against the US dollar and the Company recognized a $912,000 foreign exchange gain.

Effective January 1, 2004, the Company retroactively adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-based Payments”, whereby the fair value of all stock options granted are estimated using the Black-Scholes method and are recorded in operations over their vesting periods.  In 2003, stock-based awards made to non-employees of $84,000 were recognized and measured using the fair value based method at the date of grant, whereas for stock options granted to employees and directors, no expense was recorded.  The amended recommendations have been applied retroactively from January 1, 2002 in the financial statements, without restatement of prior periods.  As a result, as of January 1, 2004, retained earnings decreased by $16,848,000, share purchase options (a separate component of shareholders' equity) increased by $14,861,000, share capital increased by $1,883,000 and contributed surplus increased by $104,000.

The total compensation expense recognized in the statement of operations for share purchase options granted in the three months ended March 31, 2004 totaled $985,000.   Had the same basis been applied to 2003 share purchase options granted, net earnings for the three months ended March 31, 2003 would have been as follows:

(in thousands, except per share amounts)	March 31 2003
Net earnings	$4,064
Additional compensation expense of employees	(1,913)
Pro forma net earnings	$2,151
Pro forma basic and diluted earnings per share	$0.01

Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 – 60%), an annual risk free interest rate of 3% (2003 – 4%) and expected lives of three years (2003 - three years).

No significant cash taxes were paid in Canada in the first quarter of 2004.

Non GAAP measures – total cash cost per gold equivalent ounce calculation

The Company reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except per ounce amounts)	March 31 2004	March 31 2003
Cost of sales per financial statements	$38,786	$9,510
Alumbrera equity adjustment (Note 1)	-	(402)
Treatment and refining charges	7,650	598
Non-cash adjustments	(1,216)	-
By-product copper sales	(57,763)	-
Royalties	2,017	60
	$(10,526)	$9,766
Divided by gold equivalent ounces sold	156,500	55,600
Total cash cost per ounce	$(67)	$175

(1)  Total cash costs are calculated as if the Company’s initial acquisition of a 25% interest in Alumbrera had been accounted for on a proportionately consolidated basis.  The consolidated financial statements however present the initial 25% interest using the equity method until the Company increased its interest to 37.5% on June 24, 2003, and thereafter accounted for its interest on a proportionately consolidated basis.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2004 the Company had cash and cash equivalents of $173,814,000 (December 31, 2003 - $151,878,000) and working capital of $128,146,000 (December 31, 2003 - $147,484,000).

In the opinion of management, the working capital at March 31, 2004, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Total assets increased to $1,039,387,000 at March 31, 2004 from $891,005,000 at December 31, 2003.  Contributing to the growth was the January 9, 2004 acquisition of the Amapari gold project located in northern Brazil for $25,000,000 in cash, 33,000,000 Wheaton River common shares and 21,500,000 Wheaton River Series “B” common share purchase warrants.  Based upon the trading price of the common shares and warrants at the time of closing, this represents aggregate consideration of approximately $114,649,000, including $1,104,000 of acquisition costs.  During 2004, the Company is required to make additional cash payments of $15,200,000 to repay debt.

During the quarter, the Company generated operating cash flows of $61,848,000, compared with $9,752,000 during the first quarter of 2003.

During the three months ended March 31, 2004, the Company repaid long-term debt in the amount of $4,645,000 and invested a total of $10,148,000 in property, plant and equipment, including expenditures of $5,224,000 at the Luismin operations, $1,748,000 at Peak, $1,483,000 at Alumbrera and $1,662,000 at Amapari.

As of May 10, 2004, there were 568,220,638 common shares of the Company issued and outstanding.  In addition, the Company had 23,936,161 stock options outstanding under its share option plan and 176,660,019 share purchase warrants outstanding.

Derivative instruments

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

Under the terms of the Company’s $50,000,000 bank term loan negotiated in 2003, the Company acquired put options to sell gold at a price of $300 per ounce during the period from January 2004 to June 2008.  At March 31, 2004, the Company held put options to sell 656,280 ounces of gold and the fair value of these options was $885,000.

During 2003, the Company entered into a gold-indexed interest rate swap transaction, whereby the effective interest rate on the bank term loan varies in relationship to the price of gold.  At a minimum gold price of $300 per ounce or less, the effective interest rate will be approximately 0.4% and at a maximum gold price of $410 or higher, the effective interest rate will be 9.5%.  At March 31, 2004 the fair value of the gold-indexed interest rate swap was $(2,043,000).

Long-term debt repayment schedule

Scheduled minimum repayments of the Company’s long-term debt are as follows:

(in thousands)	Corporate	Project	Total
2004	$10,000	$72,985	$82,985
2005	31,943	-	31,943
2006	15,000	-	15,000
2007	2,855	-	2,855
	$59,798	$72,985	$132,783

During May 2004, Alumbrera provided to its debt holders irrevocable notice of its intention to repay 100% of the debt during May 2004 out of cash on hand.  Accordingly, the Company has recorded its entire share of the remaining debt balance at March 31, 2004 as current.

Contractual obligations

Commitments exist at Alumbrera, Peak and Amapari for capital expenditures in 2004 of $12,800,000.  The Company rents premises and leases equipment under operating leases that expire over the next nine years.  Operating lease expense in the first quarter of 2004 was $411,000 (2003- $514,000).  Following is a schedule of future minimum rental and lease payments required:

(in thousands)
2004	$1,232
2005	858
2006	357
2007	232
2008	194
2,873
Thereafter	624
Total minimum payments required	$3,497

Related party transactions

In 2001, the Company entered into a financial advisory agreement with Endeavour Financial Corporation (“Endeavour”), a corporation with two directors in common.  Under the terms of this agreement, which can be cancelled on 30 days notice, Endeavour provides financial advisory services to the Company and is entitled to a monthly fee of $10,000 and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings.  During the first quarter of 2004, Endeavour was paid consulting and financial advisory fees of $30,000 (2003 - $673,000).

In addition, acquisition costs related to the proposed combination with IAMGold include financial advisory fees of $5 million, payable to Endeavour on successful completion of the combination.

OUTLOOK

On January 9, 2004, the Company acquired the Amapari gold project located in northern Brazil.   Construction of an open pit heap leach operation has commenced, and site clearing, access road construction and foundation preparation are underway for the process facilities. Condemnation and final delineation drilling is in process, and further exploration is planned for the second half of 2004.  Production is planned to commence during the fourth quarter of 2005.

The Company has planned capital expenditures for the remainder of 2004 of approximately $47,000,000.  Of these, approximately $20,000,000 will be incurred at Amapari, $11,000,000 at Peak, and $16,000,000 at the Luismin operations of which $5,000,000 relates to Los Filos and $11,000,000 to San Dimas and San Martin.

A reserve and mine plan review is scheduled to be completed at Alumbrera by July 2004, as current reserves and mine planning are based on metal prices of US$295 gold and US$0.80 copper.  With new mineralization defined in the 2003 drilling program, there is potential to extend the life of Alumbrera in light of current gold and copper prices.

In 2004, Wheaton expects to produce approximately 540,000 gold equivalent ounces at a cash cost of less than US$50 per ounce. By 2006, with the Los Filos and Amapari projects in operation, overall production will increase to 900,000 gold equivalent ounces at a cash cost of less than US$100 per ounce.

On March 30, 2004, the Company announced a proposed combination with IAMGold which is expected to close on or about June 15, 2004.  The combination will create one of the world’s ten largest gold producers, with 2004 annualized gold production for the combined company of approximately 1,000,000 gold equivalent ounces at a cash cost of less than US$100 per ounce.  By 2006, production will increase by over 30% to 1,300,000 gold equivalent ounces through the development of the Amapari and Los Filos projects and the expansion of IAMGold’s Tarkwa mine in Ghana.  The new company will have a strong balance sheet with approximately US$300,000,000 in cash and cash equivalents and gold bullion.  Proven and probable reserves will increase to 9,000,000 ounces plus additional measured and indicated resources of 4,400,000 ounces and inferred resources of 10,500,000 ounces.  In addition, the company will have a large portfolio of exploration projects in the Americas and West Africa.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

Consolidated Statements of Operations

Three Months Ended March 31

(US dollars and shares in thousands, except per share amounts - Unaudited)

	Note	March 31 2004	March 31 2003
Sales		$114,134	$17,257
Cost of sales		38,786	9,510
Royalties		2,017	60
Depreciation and depletion		13,268	1,706
Reclamation		256	68
		54,327	11,344
Earnings from mining operations		59,807	5,913
Expenses and other income
General and administrative		3,675	1,993
Interest and finance fees		2,147	12
Exploration		634	299
Amortization		1,278	-
Other expense (income)	4	842	(1,490)
		8,576	814
Earnings before the following		51,231	5,099
Equity in earnings of Minera Alumbrera Ltd		-	516
Earnings before income taxes		51,231	5,615
Income tax expense		(17,560)	(1,551)
Net earnings		$33,671	$4,064
Earnings per share
Basic		$0.06	$0.02
Diluted		$0.05	$0.02
Weighted-average number of shares outstanding
Basic		565,111	244,368
Diluted		650,677	251,494

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Balance Sheets

(US dollars and shares in thousands - Unaudited)

	Note	March 31 2004	December 31 2003
Assets
Current
Cash and cash equivalents		$173,814	$151,878
Appropriated cash		8,821	8,840
Accounts receivable		33,174	31,824
Product inventory and stockpiled ore	5	14,771	16,726
Supplies inventory		10,172	10,083
Other		4,963	5,429
		245,715	224,780
Property, plant and equipment	6	712,544	583,911
Stockpiled ore	5	60,871	60,736
Future income taxes		6,614	7,211
Other	7	13,643	14,367
		$1,039,387	$891,005
Liabilities
Current
Accounts payable and accrued liabilities		$29,898	$31,402
Income taxes payable		858	1,062
Current portion of long-term debt	9	82,985	41,000
Other		3,828	3,832
		117,569	77,296
Long-term debt	9	49,798	81,423
Future income taxes		161,883	145,730
Provision for reclamation and closure		19,961	19,604
Future employee benefits and other		10,275	10,834
		359,486	334,887
Shareholders’ Equity
Share purchase options		16,631	877
Contributed surplus		704	600
Share purchase warrants		16,660	-
Share capital
Common shares Authorized: unlimited shares, no par value; Issued and outstanding: 567,907 (December 31, 2003 - 533,697)		579,532	505,090
Retained earnings		66,374	49,551
		679,901	556,118
		$1,039,387	$891,005

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Shareholders’ Equity

Three Months Ended March 31, 2004 and Year Ended December 31, 2003

(US dollars, shares and warrants in thousands - Unaudited)

	Common Shares		Share Purchase Warrants		Share Purchase Options	Contributed Surplus	Retained Earnings (Deficit)	Total
	Shares	Amount	Warrants	Amount
At January 1, 2003	190,400	$115,152	-	$-	$410	$600	$(8,108)	$108,054
Share options exercised	6,621	5,431	-	-	-	-	-	5,431
Warrants exercised	9,602	5,192	-	-	-	-	-	5,192
Shares issued	327,074	402,266	-	-	-	-	-	402,266
Share issue costs, net of tax	-	(22,951)	-	-	-	-	-	(22,951)
Fair value of stock options issued to non-employees	-	-	-	-	467	-	-	467
Net earnings	-	-	-	-	-	-	57,659	57,659
At December 31, 2003	533,697	505,090	-	-	877	600	49,551	556,118
Cumulative effect of change in accounting policy (Note 2 (a))	-	1,883	-	-	14,861	104	(16,848)	-
Share options exercised	1,062	565	-	-	(92)	-	-	473
Warrants exercised	148	255	-	-	-	-	-	255
Shares and warrants issued on acquisition of Amapari (Note 3)	33,000	71,885	21,500	16,660	-	-	-	88,545
Share issue costs, net of tax	-	(146)	-	-	-	-	-	(146)
Fair value of stock options issued	-	-	-	-	985	-	-	985
Net earnings	-	-	-	-	-	-	33,671	33,671
At March 31, 2004	567,907	$579,532	21,500	$16,660	$16,631	$704	$66,374	$679,901

Shareholders’ Equity (Note 10)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

Three Months Ended March 31

(US dollars in thousands - Unaudited)

	Note	March 31 2004	March 31 2003
Operating Activities
Net earnings		$33,671	$4,064
Reclamation expenditures		(64)	(17)
Items not affecting cash
Depreciation, depletion and amortization		14,546	1,706
Provision for reclamation		256	68
Gain on sale of marketable securities		(42)	(786)
Equity in earnings of Minera Alumbrera Ltd		-	(516)
Future employee benefits		(34)	192
Future income taxes		17,552	1,449
Share purchase option expense		985	84
Other		(1,405)	(28)
Change in non-cash working capital	11	(3,617)	3,536
Cash generated by operating activities		61,848	9,752
Financing Activities
Repayment of long-term debt		(4,645)	-
Common shares issued		728	218,212
Common share issue costs		(146)	(15,514)
Bank loans		-	302
Cash (applied to) generated by financing activities		(4,063)	203,000
Investing Activities
Proceeds on sale of marketable securities, net		84	1,310
Property, plant and equipment		(10,148)	(2,039)
Acquisition of Mineracao Pedra Branco do Amapari, net of cash acquired	3	(25,785)	-
Acquisition of Minera Alumbrera Ltd, net of cash acquired		-	(180,355)
Acquisition of Peak Gold Mines Pty Ltd, net of cash acquired		-	(34,064)
Cash applied to investing activities		(35,849)	(215,148)
Increase (decrease) in cash and cash equivalents		21,936	(2,396)
Cash and cash equivalents, beginning of period		151,878	22,936
Cash and cash equivalents, end of period		$173,814	$20,540
Supplemental cash flow information (Note 11)

The accompanying notes form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2004

(US dollars - Unaudited)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Wheaton River Minerals Ltd (“Wheaton” or the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation.  The Company has mining operations in Mexico, Argentina and Australia, project developments activities in Mexico and Brazil, and ongoing exploration activities in Mexico and Australia.  The Company is in the process of reclaiming the Golden Bear Mine in Canada, which ceased commercial production in 2001.

On January 9, 2004, the Company acquired the Amapari gold project in northern Brazil (Note 3).

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2003 except as noted below.  These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

(a)

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.  As a result, as of January 1, 2004, retained earnings decreased by $16,848,000, share purchase options (a separate component of shareholders' equity) increased by $14,861,000, share capital increased by $1,883,000 and contributed surplus increased by $104,000.

The total compensation expense recognized in the statement of operations for share purchase options granted in the three months ended March 31, 2004 totaled $985,000.   Had the same basis been applied to 2003 share purchase options granted, net earnings for the three months ended March 31, 2003 would have been as follows:

(in thousands, except per share amounts)	March 31 2003
Net earnings	$4,064
Additional compensation expense of employees	(1,913)
Pro forma net earnings	$2,151
Pro forma basic and diluted earnings per share	$0.01

Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 – 60%), an annual risk free interest rate of 3% (2003 – 4%) and expected lives of three years (2003 - three years).

(b)

Derivative instruments

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For derivative contracts that have been designated as effective hedges and where the documentation standards as described by Accounting Guideline 13, “Hedging Relationships” (“AcG-13”) have been met, gains or losses are recognized in sales when the hedged production is sold.  For derivative contracts that have not been designated as hedges or do not meet the documentation standards under AcG-13, gains or losses arising from the changes in their fair value subsequent to January 1, 2004 are recorded in operations.

(c)

Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries.  Principal subsidiaries and investments at March 31, 2004 are listed below:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos gold development project in Mexico
Peak Gold Mines Pty Ltd (“Peak”)	Australia	100%	Consolidated	Peak mine in Australia
Mineracao Pedra Branco do Amapari (“Amapari”)	Brazil	100%	Consolidated	Amapari gold development project in Brazil
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine in Argentina

(d)

Investment in Minera Alumbrera Ltd

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera which was accounted for using the equity method and the Company’s share of earnings of Alumbrera have been included in the earnings of the Company since that date.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera.  As a result of this acquisition, the Company now has joint control over Alumbrera and therefore has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards.

(e)

Comparative amounts

Certain comparative amounts have been reclassified to conform to presentation adopted in 2004.

3.

ACQUISITION OF AMAPARI GOLD DEVELOPMENT PROJECT

On January 9, 2004 the Company acquired a 100% interest in the Amapari gold development project in Brazil for total consideration of $114,649,000 including acquisition costs.  Of the purchase price, $25,000,000 was paid in cash and $88,545,000 by way of 33 million Wheaton common shares and 21.5 million Series “B” common share purchase warrants.

The acquisition of Amapari has been accounted for using the purchase method.  The preliminary allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$25,000
Shares and share purchase warrants issued	88,545
Acquisition costs	1,104
$114,649
Net assets acquired:
Cash	$319
Non-cash working capital	(2,368)
Property, plant and equipment	131,898
Debt, due in 2004 (Note 9 (vi))	(15,200)
$114,649

4.

OTHER (EXPENSE) INCOME

(in thousands)	March 31 2004	March 31 2003
Other income is comprised of:
Interest income	$649	$455
Gain on sale of marketable securities	42	786
Foreign exchange (loss) gain	(401)	552
Share purchase option expense	(985)	(84)
Other	(147)	(219)
	$(842)	$1,490

5.

PRODUCT INVENTORY AND STOCKPILED ORE

(in thousands)	March 31 2004	December 31 2003
Stockpiled ore	$62,760	$62,174
Work in process	2,501	2,891
Finished goods	10,381	12,397
	75,642	77,462
Less: non-current stockpiled ore	60,871	60,736
	$14,771	$16,726

Non-current stockpiled ore is primarily comprised of lower grade ore at Alumbrera, which will be processed later in the mine life.  This inventory is valued at the lower of cost and net realizable value.

6.   PROPERTY, PLANT AND EQUIPMENT

	March 31, 2004			December 31, 2003
(in thousands)	Cost	Accumulated Depletion	Net	Cost	Accumulated Depletion	Net
Mineral properties
Luismin mines, Mexico	$123,338	$(7,905)	$115,433	$120,736	$(6,070)	$114,666
Peak mine, Australia	27,058	(3,484)	23,574	25,672	(2,518)	23,154
Alumbrera mine, Argentina	27,142	(3,060)	24,082	27,142	(2,091)	25,051
	177,538	(14,449)	163,089	173,550	(10,679)	162,871
Plant and equipment
Luismin mines, Mexico	44,548	(4,046)	40,502	42,519	(3,334)	39,185
Peak mine, Australia	18,088	(2,412)	15,676	17,726	(1,736)	15,990
Alumbrera mine, Argentina	248,042	(28,631)	219,411	246,559	(20,553)	226,006
Corporate, Canada	487	(293)	194	456	(261)	195
	311,165	(35,382)	275,783	307,260	(25,884)	281,376
Properties under development
Los Filos project, Mexico	94,252	-	94,252	93,691	-	93,691
El Limón project, Mexico	42,161	-	42,161	42,161	-	42,161
San Pedrito project, Mexico	3,699	-	3,699	3,667	-	3,667
Amapari project, Brazil	133,560	-	133,560	145	-	145
	273,672	-	273,672	139,664	-	139,664
	$762,375	$(49,831)	$712,544	$620,474	$(36,563)	$583,911

Sale of Metates property

Effective February 25, 2004, the Company sold its 50% interest in the Metates property in Mexico to American Gold Capital Corporation (“American Gold”), a company listed on the TSX Venture Exchange.  The Company received 5,000,000 shares of American Gold as consideration, 4,500,000 of which are held in escrow to be released over the period to February 2007.  The Company has not recorded a gain on this disposition.  Gains on the sale of the shares will be recorded in income when the shares are sold.

7.

OTHER NON-CURRENT ASSETS

(in thousands)	Note	March 31 2004	December 31 2003
Deferred gold put options	9 (i)	$5,424	$5,786
Deferred debt issue costs	9 (iii)	3,170	3,497
Other		5,049	5,084
		$13,643	$14,367

8.

BANK CREDIT LINE

The Company has an Aus$5,000,000 ($3,794,000), unsecured, revolving working capital facility for its Peak Mine operations of which $nil was drawn down at March 31, 2004.  The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

9.

LONG-TERM DEBT

(in thousands)	March 31 2004	December 31 2003
Corporate debt
Term loan (i)	$40,355	$45,000
Revolving working capital facility (ii)	-	-
Total bank indebtedness (iii)	40,355	45,000
Promissory note (iv)	19,443	19,443
	59,798	64,443
Non-recourse project debt
Alumbrera (Wheaton’s 37.5% share) (v)	57,785	57,980
Amapari (vi)	15,200	-
	132,783	122,423
Less: current portion	82,985	41,000
	$49,798	$81,423

(i)

The bank term loan bears interest at LIBOR plus 2.75% and has a maturity date of June 30, 2007.  Principal repayments are due on a semi-annual basis and are comprised of (a) a minimum amount ($5,000,000 every six months, increasing to $7,500,000 on December 31, 2005); plus (b) 25% of the excess of the Company’s consolidated net cash flows over the consolidated debt service for the period.  The Company may repay the term loan prior to maturity without penalty.

During 2003 the Company entered into a gold-indexed interest rate swap transaction, whereby the effective interest rate on the bank term loan varies in relationship to the gold price.  At a minimum gold price of $300 per ounce or less, the effective interest rate will be approximately 0.4% and at a maximum gold price of $410 or higher, the effective interest rate will be 9.5%.

Under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period January 2004 to June 2008.  The cost of $5,786,000 was deferred and is amortized against income as the options expire or are exercised.  An amount of $362,000 has been amortized to March 31, 2004 (December 31, 2003 - $nil).  The fair value of the 656,280 ounces of unexpired put options at March 31, 2004 was $885,000.

(ii)

The bank revolving working capital facility bears interest at LIBOR plus 3% and may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, thereupon reduced to $15,000,000 until maturity date, June 30, 2008.

(iii)

The bank indebtedness is secured by corporate guarantees of Luismin and Peak.  Debt issue costs of $4,242,000 were deferred and are being amortized to earnings over the term of the debt.  An amount of $1,072,000 has been amortized to March 31, 2004 (December 31, 2003 - $745,000).

(iv)

The promissory note is due to Rio Algom, bears interest at LIBOR plus 2% and has a maturity date of May 30, 2005.  The note is secured by the Company’s 12.5% indirect interest in Alumbrera acquired during June 2003 from Rio Algom.  Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired from Rio Algom.  The promissory note is redeemable prior to maturity without penalty.

(v)

The Alumbrera project debt was incurred to finance the construction and operation of the Alumbrera Mine.  The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks that was originally signed on February 26, 1997.  There are certain pledges and mortgages associated with this agreement that apply to Alumbrera’s assets.  The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

Under the project debt agreement, Alumbrera is required to maintain a Senior Debt Reserve Account in a segregated offshore trust account which is used to set aside funds for the servicing of upcoming, scheduled long-term debt repayments.  The Company’s 37.5% interest in these funds is disclosed in these financial statements as appropriated cash and at March 31, 2004 amounted to $8,821,000.

During May 2004, Alumbrera provided to the debt holders irrevocable notice of its intention to repay 100% of the debt during May 2004 out of cash on hand.  Accordingly, the Company has recorded its entire share of the remaining debt balance at March 31, 2004 as current.

(vi)

Amapari project debt acquired is due to Anglogold Brasil Ltda, bears interest at the United States Consumer Price Index and is due in August 2004.  The debt is secured by a corporate guarantee of Amapari and is non-recourse to the Company.

(vii)

Scheduled minimum repayments of the Company’s long-term debt are as follows:

(in thousands)	Corporate	Project	Total
2004	$10,000	$72,985	$82,985
2005	31,943	-	31,943
2006	15,000	-	15,000
2007	2,855	-	2,855
	$59,798	$72,985	$132,783

10.

SHAREHOLDERS’ EQUITY

(a)

Warrants exercised

During the period, 147,800 warrants were exercised for common shares with an average exercise price of Cdn$2.27 per share for total proceeds of $255,000.  The warrants were originally issued between August 2002 and January 2004 and were due to expire between May 2007 and August 2008.

(b)

Share purchase options

During the period, the Company granted 825,000 share purchase options at an average exercise price of Cdn$3.74 and which expire between March 2008 and February 2009.

During the period, 1,062,202 share options were exercised for common shares with an average exercise price of Cdn$0.69 per share for total proceeds of $565,000. The share options were originally issued between March 2000 and June 2003 and were due to expire between January 2004 and June 2008.

11.

SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	March 31 2004	March 31 2003
Change in non-cash working capital
Accounts receivable	$(1,298)	$2,826
Product inventory and stockpiled ore	1,820	520
Supplies inventory	(89)	(245)
Accounts payable and accrued liabilities	(1,614)	641
Income taxes payable	(241)	(97)
Other	(2,195)	(109)
	$(3,617)	$3,536
Non-cash financing and investing activities
Shares and share purchase warrants issued on acquisition of Amapari (Note 3)	$88,545	$-
Marketable securities received on sale of property, plant and equipment	-	142
Operating activities included the following cash payments
Interest paid	$2,257	$-
Income taxes paid	8	62

12.

SEGMENTED INFORMATION

The Company's reportable operating and geographical segments are summarized in the table below.  Information pertaining to Luismin, Los Filos and El Limón is reported as one segment, being “Mexico”.

	March 31, 2004
(in thousands)	Mexico	Australia	Argentina	Brazil	Corporate	Consolidated
Statements of Operations
Sales	$23,715	$15,307	$75,112	$-	$-	$114,134
Cost of sales	10,706	8,540	19,540	-	-	38,786
Depreciation and depletion	2,547	1,642	9,047	-	32	13,268
Other	59	532	1,682	-	-	2,273
	13,312	10,714	30,269	-	32	54,327
Earnings from mining operations	10,403	4,593	44,843	-	(32)	59,807
General and administrative expenses	(1,234)	-	-	-	(2,441)	(3,675)
Interest and finance fees	(15)	-	(877)	-	(1,255)	(2,147)
Other (expenses) income	92	(441)	104	108	(2,617)	(2,754)
Earnings before income taxes	9,246	4,152	44,070	108	(6,345)	51,231
Income tax (expense) recovery	(3,605)	(914)	(13,221)	-	180	(17,560)
Net earnings	$5,641	$3,238	$30,849	$108	$(6,165)	$33,671
Capital asset expenditures	$5,224	$1,748	$1,483	$1,662	$31	$10,148

	March 31, 2003
(in thousands)	Mexico	Australia	Argentina	Brazil	Corporate	Consolidated
Statements of Operations
Sales	$15,653	$1,604	$-	$-	$-	$17,257
Cost of sales	7,912	1,598	-	-	-	9,510
Depreciation and depletion	1,493	202	-	-	11	1,706
Other	70	58	-	-	-	128
	9,475	1,858	-	-	11	11,344
Earnings from mining operations	6,178	(254)	-	-	(11)	5,913
General and administrative expenses	(1,088)	-	-	-	(905)	(1,993)
Interest and finance fees	(11)	-	-	-	(1)	(12)
Other (expenses) income	(549)	-	-	-	1,740	1,191
Equity in earnings of Minera Alumbrera Ltd	-	-	-	-	516	516
Earnings before income taxes	4,530	(254)	-	-	1,339	5,615
Income tax (expense) recovery	(1,217)	133	-	-	(467)	(1,551)
Net earnings	$3,313	$(121)	$-	$-	$872	$4,064
Capital asset expenditures	$2,011	$-	$-	$-	$28	$2,039

	March 31, 2004
(in thousands)	Mexico	Australia	Argentina	Brazil	Corporate	Consolidated
Balance Sheets
Cash and cash equivalents	$13,878	$3,873	$105,990	$1,476	$48,597	$173,814
Other current assets	10,940	5,515	54,286	72	1,088	71,901
Property, plant and equipment	296,047	39,250	243,493	133,560	194	712,544
Other non-current assets	4,345	5,023	59,776	-	11,984	81,128
Total Assets	$325,210	$53,661	$463,545	$135,108	$61,863	$1,039,387
Current liabilities other than long-term debt	$11,699	$5,001	$15,994	$303	$1,587	$34,584
Long-term debt	-	-	57,785	15,200	59,798	132,783
Other non-current liabilities	102,806	7,605	80,387	-	1,321	192,119
Inter-company balances	189,272	32,540	235,374	119,497	(576,683)	-
Shareholders’ equity	21,433	8,515	74,005	108	575,840	679,901
Total Liabilities and Shareholders’ Equity	$325,210	$53,661	$463,545	$135,108	$61,863	$1,039,387

	December 31, 2003
(in thousands)	Mexico	Australia	Argentina	Brazil	Corporate	Consolidated
Balance Sheets
Cash and cash equivalents	$7,762	$521	$56,054	$-	$87,541	$151,878
Other current assets	9,520	5,666	56,420	-	1,296	72,902
Property, plant and equipment	293,370	39,144	251,057	-	340	583,911
Other non-current assets	4,619	6,098	59,170	-	12,427	82,314
Total Assets	$315,271	$51,429	$422,701	$-	$101,604	$891,005
Current liabilities other than long-term debt	$10,932	$5,418	$18,345	$-	$1,601	$36,296
Long-term debt	-	-	57,980	-	64,443	122,423
Other non-current liabilities	99,240	7,767	67,847	-	1,314	176,168
Inter-company balances	189,307	32,967	235,373	-	(457,647)	-
Shareholders’ equity	15,792	5,277	43,156	-	491,893	556,118
Total Liabilities and Shareholders’ Equity	$315,271	$51,429	$422,701	$-	$101,604	$891,005

13.

SUBSEQUENT EVENT

On March 30, 2004, IAMGold Corporation (“IAMGold”) and Wheaton announced that their boards of directors had unanimously agreed to combine IAMGold and Wheaton under the name Axiom Gold Corporation (“Axiom”).  Under the terms of the agreement, each IAMGold share will become an Axiom share and each Wheaton share will be exchanged for 0.55 of an Axiom share.  As a result of the proposed transaction, the combined company will be held 32% by existing IAMGold shareholders and 68% by existing Wheaton shareholders.  Under the terms of the agreement, each Wheaton warrant or stock option which gives the holder the right to acquire a common share of Wheaton when presented for exercise will be exchanged for 0.55 of a common share of Axiom.

The business combination will be accounted for as a reverse takeover purchase transaction, with Wheaton, for accounting purposes, being identified as the acquirer and IAMGold as the acquiree.  As a result, IAMGold’s assets and liabilities are fair valued and added to Wheaton’s balance sheet at the date of the transaction.  The value of IAMGold’s outstanding common shares is determined as if the inverse exchange ratio of 1:0.55 had been used to issue the equivalent number of Wheaton River common  shares (i.e. 145,536,179/0.55 or 264,611,235 deemed common shares).  The deemed Wheaton shares issued are valued at a price of $3.06 (Cdn$4.00) per share being the average common share price of Wheaton four days before, the day of, and four days after the date of announcement less an amount for deemed share issue costs.

An estimated allocation of the purchase price summarized in the table below is based on the consolidated financial statements of IAMGold as at December 31, 2003.  The fair value of the net assets of IAMGold will ultimately be determined at the date of closing of the transaction. Therefore, it is likely that these will vary from those shown below and the differences may be material.

(in thousands)
Purchase price:
145,536,179 Axiom common shares	$809,675
Stock options of IAMGold	14,692
Acquisition costs	12,000
$836,367
Net assets acquired:
Cash and cash equivalents	$61,675
Non-cash working capital	67,739
Other long-term assets	22,963
Equity investments in mine properties	132,723
Royalty interests	75,092
Property, plant and equipment	271,988
Goodwill	300,067
Rehabilitation provision	(4,697)
Long-term debt	(11,342)
Future income taxes, net	(83,589)
Deferred stock-based compensation	3,748
$836,367

Acquisition costs, above, include financial advisory fees of $5 million, payable to Endeavour Financial Corporation (a company with two directors in common) on successful completion of the combination.

The combination of the Company and IAMGold is subject to, among other things, regulatory and shareholder approvals which are expected to be received in June 2004.

CANADA – HEAD OFFICE

Wheaton River Minerals Ltd

Waterfront Centre

Suite 1560 - 200 Burrard Street

Vancouver, BC V6C 3L6

Telephone:   (604) 696-3000

Fax:                (604) 696-3001

Website:

www.wheatonriver.com

AUSTRALIA OFFICE

Wheaton Minerals Asia Pacific Pty Ltd

Suite 1002, Level 10

Gold Fields House

1 Alfred Street

Sydney, NSW

Australia 2000

Telephone:   61 (2) 9252-1220

Fax:                61 (2) 9252-1221

MEXICO OFFICE

Luismin SA de CV

Arquimedes #130 – 8th Floor, Polanco

11560 Mexico, DF Mexico

Telephone:   52 (55) 9138-4000

Fax:                52 (55) 5280-7636

STOCK EXCHANGE LISTING

Toronto Stock Exchange:   WRM

American Stock Exchange:   WHT

TRANSFER AGENT

CIBC Mellon Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

(800) 387-0825

Outside of Canada and the United States:

(416) 643-5500

Email: inquiries@cibcmellon.com

DIRECTORS

Lawrence Bell

Frank Giustra

Douglas Holtby

Eduardo Luna

Ian McDonald

Antonio Madero

Ian Telfer

Neil Woodyer

OFFICERS

Ian Telfer

Chairman and Chief Executive Officer

Russell Barwick

Managing Director, Wheaton Asia Pacific Operations

Peter Barnes

Executive Vice-President & Chief Financial Officer

Eduardo Luna

President, Luismin SA de CV

AUDITORS

Deloitte & Touche LLP

Vancouver, BC

INVESTOR RELATIONS

Julia Hasiwar

Manager, Investor Relations

Toll free:  (800) 567-6223

Email: ir@wheatonriver.com